Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended
December 31, 2022 and 2021

TFI International Inc.
Consolidated Financial Statements
Years ended December 31, 2022 and 2021

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of TFI International Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of TFI International Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These
consolidated
financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the fair value measurement of land and buildings acquired in the UPS Ground Freight Inc. acquisition
As discussed in Notes 5(a) and 5(d) to the consolidated financial statements, on April 30, 2021, the Company completed the acquisition of UPS Freight, the less-than-truckload and dedicated truckload divisions of United Parcel Service, Inc. As a result of the business combination, the Company acquired, amongst other assets, land and buildings with a final fair value of $859.2 million. The fair value of land and buildings was determined by management using the market comparison technique and cost technique. The valuation model considers market prices for comparable sites, when available, and considers depreciated replacement cost, which reflects adjustments for physical deterioration, when appropriate. Significant inputs included market prices for comparable sites and average rebuild cost. In fiscal 2022, adjustments were made to the provisional amounts which recasted the amounts recorded in fiscal 2021. A final bargain purchase gain in the amount of $283.6 million was recognized in the statement of income for the year ended December 31, 2021.
We identified the evaluation of the final fair value measurement of land and buildings acquired in the UPS Freight acquisition as a critical audit matter. There was a high degree of subjectivity that required significant auditor judgement in evaluating the market prices for comparable lands and average rebuild costs for comparable depreciated buildings. Additionally, the procedures required use of professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the update of the valuation process of the land and buildings to finalize the provisional amounts. For a sample of land and building items, we compared the market prices used by management to external market data for comparable items. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the valuation methods and certain assumptions used in the determination of the land and buildings final fair value measurements.
Assessment of the self-insurance provisions
As discussed in Note 17 to the consolidated financial statements, the Company has $96.3 million of self-insurance provisions as of December 31, 2022. As discussed in Note 3(l), self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The provision represents an accrual for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported related to cargo loss, bodily injury, worker’s compensation and property damages. The estimates are based on the Company’s historical experience including settlement patterns and payment trends.
We identified the assessment of the self-insurance provisions as a critical audit matter. Significant auditor judgment was required to evaluate the amounts that will ultimately be paid to settle these claims. Significant assumptions that affected the estimated provisions included the consideration of historical claim experience, severity factors affecting the amounts ultimately paid which are used to determine the loss development patterns, and current and expected levels of cost per claims which are used to determine expected loss ratios. Additionally, the provisions included estimates for claims that have been incurred but have not been reported, and specialized skills and knowledge were needed to evaluate the actuarial methods and assumptions used to assess these estimates.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the reconciliation and monitoring of its self-insurance provision. For claims for which the estimate is determined using actuarial methods, which included claims incurred but not reported, we involved actuarial professionals with specialized skills and knowledge, who assisted in:

•	comparing the Company’s actuarial reserving methods with generally accepted actuarial standards;

•	evaluating assumptions used in determining the provisions, including the loss development pattern and the expected loss ratios;

•
developing an expected range of the provisions, including for claims incurred but not reported, by applying actuarial methods and assumptions to the Company’s data and comparing to the Company’s estimated provisions.

For claims for which the estimate is not determined using actuarial methods, for a selection of claims, we confirmed with the Company’s external counsel regarding the Company’s evaluation of claims and any excluded claims.
/s/ KPMG LLP
We have served as the Company’s auditor since 2003.
Montréal, Canada
February 22, 2023

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors TFI International Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited TFI International Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 22, 2023 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the

“Management’s Annual Report on Internal Controls over Financial Reporting” section in the Company’s Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Montréal, Canada
February 22, 2023

TFI International Inc.	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	DECEMBER 31, 2022 AND 2021
(in thousands of U.S. dollars)		As at	As at
	Note	December 31, 2022	December 31, 2021*
Assets

Cash and cash equivalents		147,117	19,292
Trade and other receivables	7	1,030,726	1,056,023
Inventoried supplies		24,181	24,402
Current taxes recoverable		12,788	6,080
Prepaid expenses		38,501	54,518
Assets held for sale		10,250	1,943
Current assets		1,263,563	1,162,258

Property and equipment	9	2,131,955	2,455,141
Right-of-use assets	10	381,640	398,533
Intangible assets	11	1,592,110	1,792,921
Investments	12	85,964	31,391
Employee benefits	16	4,359	-
Other assets		19,192	13,724
Deferred tax assets	18	27,047	29,695
Non-current assets		4,242,267	4,721,405
Total assets		5,505,830	5,883,663

Liabilities
Trade and other payables	13	708,768	861,908
Current taxes payable		41,714	16,552
Provisions	17	43,903	39,012
Other financial liabilities		19,275	10,566
Long-term debt	14	37,087	363,586
Lease liabilities	15	115,934	115,344
Current liabilities		966,681	1,406,968

Long-term debt	14	1,278,670	1,244,508
Lease liabilities	15	297,105	313,862
Employee benefits	16	-	68,037
Provisions	17	131,736	108,145
Other financial liabilities		382	8,033
Deferred tax liabilities	18	368,186	423,755
Non-current liabilities		2,076,079	2,166,340
Total liabilities		3,042,760	3,573,308

Equity
Share capital	19	1,089,229	1,133,181
Contributed surplus	19, 21	41,491	39,150
Accumulated other comprehensive income		(233,321)	(144,665)
Retained earnings		1,565,671	1,282,689
Total equity		2,463,070	2,310,355

Contingencies, letters of credit and other commitments	27
Subsequent events	29
Total liabilities and equity		5,505,830	5,883,663
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d)) and for change in presentation (see note 12).
The notes on pages 6 to 49 are an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ Alain Bédard	Director	/s/ André Bérard	Director
Alain Bédard		André Bérard

1

TFI International Inc.	CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2022 AND 2021

(In thousands of U.S. dollars, except per share amounts)	Note	2022	2021*

Revenue		7,357,064	6,468,785
Fuel surcharge		1,455,427	751,644
Total revenue		8,812,491	7,220,429

Materials and services expenses	22	4,592,191	3,815,453
Personnel expenses	23	2,362,856	1,974,081
Other operating expenses		492,291	380,342
Depreciation of property and equipment	9	248,638	225,007
Depreciation of right-of-use assets	10	126,276	112,782
Amortization of intangible assets	11	55,679	55,243
Gain on sale of business	6	(73,653)	-
Bargain purchase gain	5	-	(283,593)
Gain on sale of rolling stock and equipment		(59,661)	(24,644)
Gain on derecognition of right-of-use assets		(210)	(1,282)
(Gain) loss on sale of land and buildings		(43)	19
Gain on sale of assets held for sale		(77,911)	(12,209)
Loss on disposal of intangible assets		-	1
Total operating expenses		7,666,453	6,241,200

Operating income		1,146,038	979,229

Finance (income) costs
Finance income	24	(1,750)	(5,127)
Finance costs	24	82,147	78,145
Net finance costs		80,397	73,018

Income before income tax		1,065,641	906,211
Income tax expense	25	242,409	151,806

Net income		823,232	754,405

Earnings per share
Basic earnings per share	20	9.21	8.11
Diluted earnings per share	20	9.02	7.91
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
The notes on pages 6 to 49 are an integral part of these consolidated financial statements.

2

TFI International Inc.	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2022 AND 2021

(In thousands of U.S. dollars)	2022	2021*

Net income	823,232	754,405

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	(10,148)	12,960
Net investment hedge, net of tax	(72,046)	(15,542)
Employee benefits, net of tax	292	87
Items that may never be reclassified to income:
Defined benefit plan remeasurement, net of tax	63,508	(4,128)
Items directly reclassified to retained earnings:
Unrealized (loss) gain on investments in equity securities measured at fair value through OCI, net of tax	(5,495)	24,147
Other comprehensive (loss) income, net of tax	(23,889)	17,524
Total comprehensive income	799,343	771,929
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
The notes on pages 6 to 49 are an integral part of these consolidated financial statements.

3

TFI International Inc.	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2022 AND 2021

(In thousands of U.S. dollars)	Note	Share capital	Contributed surplus	Accumulated unrealized loss on employee benefit plans	Accumulated foreign currency translation differences & net investment hedge	Accumulated unrealized gain (loss) on investments in equity securities	Retained earnings (deficit)	Total equity attributable to owners of the Company

Balance as at December 31, 2021*		1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355

Net income		-	-	-	-	-	823,232	823,232
Other comprehensive income (loss), net of tax		-	-	292	(82,194)	(5,495)	63,508	(23,889)
Realized (loss) gain on equity securities		-	-	-	-	(1,259)	1,259	-
Total comprehensive income (loss)		-	-	292	(82,194)	(6,754)	887,999	799,343

Share-based payment transactions, net of tax	21	-	16,298	-	-	-	-	16,298
Stock options exercised, net of tax	19, 21	22,800	(6,298)	-	-	-	-	16,502
Dividends to owners of the Company	19	-	-	-	-	-	(102,615)	(102,615)
Repurchase of own shares	19	(68,536)	-	-	-	-	(499,447)	(567,983)
Net settlement of restricted share units, net of tax	19, 21	1,784	(7,659)	-	-	-	(2,955)	(8,830)
Total transactions with owners, recorded directly in equity		(43,952)	2,341	-	-	-	(605,017)	(646,628)

Balance as at December 31, 2022		1,089,229	41,491	-	(239,120)	5,799	1,565,671	2,463,070

Balance as at December 31, 2020		1,120,049	19,783	(379)	(154,344)	-	803,503	1,788,612

Net income*		-	-	-	-	-	754,405	754,405
Other comprehensive income (loss), net of tax		-	-	87	(2,582)	24,147	(4,128)	17,524
Realized (loss) gain on equity securities		-	-	-	-	(11,594)	11,594	-
Total comprehensive income (loss)		-	-	87	(2,582)	12,553	761,871	771,929

Share-based payment transactions, net of tax	21	-	27,577	-	-	-	-	27,577
Stock options exercised, net of tax	19, 21	26,324	(3,266)	-	-	-	-	23,058
Dividends to owners of the Company	19	-	-	-	-	-	(89,121)	(89,121)
Repurchase of own shares	19	(23,449)	-	-	-	-	(174,704)	(198,153)
Net settlement of restricted share units, net of tax	19, 21	10,257	(4,944)	-	-	-	(18,860)	(13,547)
Total transactions with owners, recorded directly in equity		13,132	19,367	-	-	-	(282,685)	(250,186)

Balance as at December 31, 2021*		1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
The notes on pages 6 to 49 are an integral part of these consolidated financial statements.

4

TFI International Inc.	CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022 AND 2021

(In thousands of U.S. dollars)	Note	2022	2021 *

Cash flows from operating activities
Net income		823,232	754,405
Adjustments for:
Depreciation of property and equipment	9	248,638	225,007
Depreciation of right-of-use assets	10	126,276	112,782
Amortization of intangible assets	11	55,679	55,243
Share-based payment transactions	21	14,648	15,424
Net finance costs	24	80,397	73,018
Income tax expense	25	242,409	151,806
Gain on sale of business	6	(73,653)	-
Bargain purchase gain		-	(283,593)
Gain on sale of property and equipment		(59,704)	(24,625)
Gain on derecognition of right-of-use assets		(210)	(1,282)
Gain on sale of assets held for sale		(77,911)	(12,209)
Loss on disposal of intangible assets		-	1
Employee benefits		14,946	(20,193)
Provisions, net of payments		26,044	21,890
Net change in non-cash operating working capital	8	(147,453)	41,940
Interest paid		(77,512)	(65,453)
Income tax paid		(224,181)	(188,810)
Net cash from operating activities		971,645	855,351

Cash flows from (used in) investing activities
Purchases of property and equipment	9	(350,824)	(268,656)
Proceeds from sale of property and equipment		128,821	92,842
Proceeds from sale of assets held for sale		131,250	19,869
Purchases of intangible assets	11	(6,120)	(7,143)
Proceeds from sale of intangible assets		250	-
Proceeds from sale of business, net of cash disposed	6	546,228	-
Business combinations, net of cash acquired	5	(158,251)	(1,008,131)
Purchases of investments		(80,551)	(35,913)
Proceeds from sale of investments		12,930	40,686
Others		(311)	3,789
Net cash from (used in) investing activities		223,422	(1,162,657)

Cash flows (used in) from financing activities
Net decrease (increase) in bank indebtedness		7,490	(7,173)
Proceeds from long-term debt	14	334,164	661,039
Repayment of long-term debt	14	(369,692)	(43,868)
Net (increase) decrease in revolving facilities	14	(236,502)	118,859
Repayment of lease liabilities	15	(123,606)	(115,336)
Repayment of other financial liabilities		(21,108)	(11,216)
Dividends paid		(97,321)	(85,386)
Repurchase of own shares	19	(567,983)	(198,153)
Proceeds from exercise of stock options	19	16,502	20,114
Payment for settlement of restricted share units		(9,186)	(16,579)
Net cash (used in) from financing activities		(1,067,242)	322,301

Net change in cash and cash equivalents		127,825	14,995
Cash and cash equivalents, beginning of year		19,292	4,297
Cash and cash equivalents, end of year		147,117	19,292
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
The notes on pages 6 to 49 are an integral part of these consolidated financial statements.

5

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

1.	Reporting entity
TFI International Inc. (the “Company”) is incorporated under the
Canada Business Corporations Act
, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.
The consolidated financial statements of the Company as at and for the years ended December 31, 2022 and 2021 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).
The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation

a)	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2023.

b)	Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;

•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;

•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and

•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.
These consolidated financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)	Functional and presentation currency
The Company’s consolidated financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”). All information in these consolidated financial statements is presented in USD unless otherwise specified.
The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.
All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)	Use of estimates and judgments
The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.
Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

6

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Information about critical judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:
Note 5 – Establishing the fair value of intangible assets and land and buildings related to business combinations;
Note 1
6
– Determining estimates and assumptions related to the evaluation of the defined benefit obligation; and
Note 1
7
– Determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations.

3.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. The accounting policies have been applied consistently by Group entities.

a)	Basis of consolidation

i)	Business combinations
The Group measures goodwill as the fair value of the consideration transferred including the fair value of liabilities resulting from contingent consideration arrangements, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in income or loss.
Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination, are expensed as incurred.

ii)	Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

iii)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

b)	Foreign currency translation

i)	Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated at the rate in effect on the transaction date. Income and expense items denominated in foreign currency are translated at the date of the transactions. Gains and losses are included in income or loss.

ii)	Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on business combinations, are translated to Canadian dollars at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at the average exchange rate in effect during the reporting period.
Foreign currency differences are recognized in other comprehensive income (“OCI”) in the accumulated foreign currency translation differences account.

7

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

When a foreign operation is disposed of, the relevant amount in the cumulative amount of foreign currency translation differences is transferred to income or loss as part of the income or loss on disposal. On the partial disposal of a subsidiary while retaining control, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to income or loss.
Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the accumulated foreign currency translation differences account.
Translation gains and losses from the application of U.S dollars as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

c)	Financial instruments

i)	Non-derivative financial assets
The Group initially recognizes financial assets on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value, except for trade receivables which are initially measured at their transaction price when the trade receivables do not contain a significant financing component. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Group classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and depending on the purpose for which the financial assets were acquired.
The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.
Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.
The Group currently classifies its cash equivalents, trade and other receivables and long-term non-trade receivables included in other non-current assets as financial assets measured at amortized cost.
The Group recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Group has a portfolio of trade receivables at the reporting date. The Group uses a provision matrix to determine the lifetime expected credit losses for the portfolio.
The Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in income or loss and reflected in an allowance account against trade and other receivables.

8

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in income or loss. However, for investments in equity instruments that are not held for trading, the Group may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment.
Financial assets measured at fair value through other comprehensive income
On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

ii)	Non-derivative financial liabilities
The Group initially recognizes debt issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.
Financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value.
Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Group currently classifies bank indebtedness, trade and other payables and long-term debt as financial liabilities measured at amortized cost.
Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Group currently classifies its contingent consideration liability in connection with a business acquisition as a financial liability measured at fair value.

iii)	Share capital
Common shares
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction to share capital, net of any tax effects.
When share capital recognized as equity is repurchased, share capital is reduced by the amount equal to weighted average historical cost of repurchased equity. The excess amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from retained earnings.

iv)	Derivative financial instruments
The Group uses derivative financial instruments to manage its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through income or loss.
Derivatives and embedded derivatives are recognized initially at fair value; related transaction costs are recognized in income or loss as incurred. Subsequent to initial recognition, derivatives and embedded derivatives are measured at fair value, and changes therein are recognized in net change in fair value of foreign exchange derivatives in income or loss with the exception of net change in fair value of cross currency interest rate swap contracts recognized in net foreign exchange gain or loss in income or loss.

9

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

d)	Hedge accounting
Management’s risk strategy is focused on reducing the variability in profit or losses and cash flows associated with exposure to market risks. Hedge accounting is used to reduce this variability to an acceptable level. The hedges employed by the Group reduce the currency fluctuation exposures.
On the initial designation of a hedging relationship, the Group formally documents the relationship between the hedging instrument and the hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items throughout the period for which the hedge is designated.
Net investment hedge
The Group designates a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge. The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency (CAD), regardless of whether the net investment is held directly or through an intermediate parent.
Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in foreign operations are recognized in other comprehensive income to the extent that the hedge is effective and are presented in the currency translation differences account within equity. To the extent that the hedge is ineffective, such differences are recognized in income or loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to income or loss as part of the gain or loss on disposal.

e)	Property and equipment
Property and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses.
Cost includes expenditures that are directly attributable to the acquisition of the asset and borrowing costs on qualifying assets.
When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.
Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net income or loss.
Depreciation is based on the cost of an asset less its residual value and is recognized in income or loss over the estimated useful life of each component of an item of property and equipment.

The depreciation method and useful lives are as follows:

Categories	Basis	Useful lives

Buildings	Straight-line	15 – 40 years

Rolling stock	Primarily straight-line	3 – 20 years

Equipment	Primarily straight-line	5 – 12 years
Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.
Property and equipment are reviewed for impairment in accordance with IAS 36
Impairment of Assets
when there are indicators that the carrying value may not be recoverable.

f)	Intangible assets

i)	Goodwill
Goodwill that arises upon business combinations is included in intangible assets.
Goodwill is not amortized and is measured at cost less accumulated impairment losses.

10

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

ii)	Other intangible assets
Intangible assets consist of customer relationships, trademarks, non-compete agreements and information technology.
The Group determines the fair value of the customer relationship intangible assets using the excess earnings model and internally developed significant assumptions including:

1.	Forecasted revenue attributable to existing customer contracts and relationships;

2.	Estimated annual attrition rate;

3.	Forecasted operating margins; and

4.	Discount rates
The internally developed assumptions are based on limited observable market information which cause measurement uncertainty, and the fair value of the customer related intangible assets are sensitive to changes to these assumptions.
Intangible assets that are acquired by the Group and have finite lives are measured at cost less accumulated amortization and accumulated impairment losses.
Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Categories	Useful lives

Customer relationships	5 – 20 years

Trademarks	5 – 20 years

Non-compete agreements	3 – 10 years

Information technology	5 – 7 years
Useful lives are reviewed at each financial year-end and adjusted prospectively, if appropriate.

g)	Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•
the contract involves the use of an identified asset – this may be specific explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

•	the Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

11

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Group’s incremental borrowing rate. The incremental borrowing rate is a function of the Group’s incremental borrowing rate, the nature of the underlying asset, the location of the asset and the length of the lease. Generally, the Group uses its incremental borrowing rate as the discount rate.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or leases and leases of low-value assets. The Group recognises these lease payments as an expense on a straight-line basis over the lease term.

h)	Inventoried supplies
Inventoried supplies consist primarily of repair parts and fuel and are measured at the lower of cost and net realizable value.

i)	Impairment
Non-financial assets
The carrying amounts of the Group’s non-financial assets other than inventoried supplies and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated on December 31 of each year.
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs (usually a Group’s operating segment), that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a CGU, which is a Group’s operating segment, may exceed the recoverable amount of the CGU. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets. The fair value less cost to sell is based on market comparable multiples applied to forecasted earnings before financial expenses, income taxes, depreciation and amortization (“adjusted EBITDA”) for the next year, which takes into account financial forecasts approved by senior management.
The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, if any, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a prorata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses and impairment reversals are recognized in income or loss.

12

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

j)	Assets held for sale
Non-current assets are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.
Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on remeasurement are recognized in income or loss.
Once classified as held-for-sale, intangible assets and property and equipment are no longer amortized or depreciated.

k)	Employee benefits

i)	Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined benefit plans
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods discounting that amount and deducting the fair value of any plan assets. The discount rate is the yield at the reporting date on AAA, AA or A credit-rated fixed income securities that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.
Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.
When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

iii)	Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or income-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

13

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

iv)	Share-based payment transactions
The grant date fair value of equity share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.
The fair value of the amount payable to board members in respect of deferred share unit (“DSU”), which are to be settled in cash, is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date until settlement. The Group presents mark-to-market (gain) loss on DSUs in personnel expenses.

v)	Termination benefits
Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be fully settled within 12 months of the end of the reporting period, then they are discounted.

l)	Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the unwinding of the discount is recognized as finance cost.
Self-Insurance
Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The provision represents an accrual for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported, related to cargo loss, bodily injury, worker’s compensation and property damages. The estimates are based on the Group’s historical experience including settlement patterns and payment trends. The most significant assumptions in the estimation process include the consideration of historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims. Changes in assumptions and experience could cause these estimates to change significantly in the near term.

m)	Revenue recognition
The Group’s normal business operations consist of the provision of transportation and logistics services. All revenue relating to normal business operations is recognized over time in the statement of income. The stage of completion of the service is determined using the proportion of days completed to date compared to the estimated total days of the service. Revenue is presented net of trade discounts and volume rebates. Revenue is recognized as services are rendered, when the control of promised services is transferred to customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those services measured based on the consideration specified in a contract with the customers. The Group considers the contract with customers to include the general transportation service agreement and the individual bill of ladings with customers.
Based on the evaluation of the control model, certain businesses, mainly in the Less-Than-Truckload segment, act as the principal within their revenue arrangements. The affected businesses report transportation revenue gross of associated purchase transportation costs rather than net of such amounts within the consolidated statements of income.

n)	Other operating expenses
Other operating expenses consist primarily of third-party commissions, transitional service agreement fees, information technology support and software expenses, building expenses (including repairs and maintenance, electricity, janitorial & security services and property taxes).

o)	Finance income and finance costs
Finance income comprises interest income on funds invested, dividend income and interest and accretion on promissory note. Interest income is recognized as it accrues in income or loss, using the effective interest method.

14

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Finance costs comprise interest expense on bank indebtedness and long-term debt, unwinding of the discount on provisions and impairment losses recognized on financial assets (other than trade receivables).
Fair value gains or losses on derivative financial instruments and on contingent considerations, and foreign currency gains and losses are reported on a net basis as either finance income or cost.

p)	Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in income or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

q)	Earnings per share
The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if any. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants, and restricted share units and stock options granted to employees.

r)	Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s chief executive officer (“CEO”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Group’s headquarters), head office expenses, income tax assets, liabilities and expenses, as well as long-term debt and interest expense thereon.
Sales between the Group’s segments are measured at the exchange amount. Transactions, other than sales, are measured at carrying value. Segment capital expenditure is the total cost incurred during the period to acquire property and equipment, and intangible assets other than goodwill.

s)	Government grants
The Group recognizes a government grant when there is reasonable assurance it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Group recognizes government grants as a reduction to the expense that the grant is intended to offset.

15

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

t)	New standards and interpretations adopted during the year
The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2022 and have been applied in preparing these consolidated financial statements.
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and

•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.
The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
New standards and interpretations not yet adopted
The following new standards are not yet effective for the year ended December 31, 2022, and have not been applied in preparing these consolidated financial statements:
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the 2022 amendments), to improve the information a company provides about long-term debt with covenants. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. A company that applies the 2020 amendments early is required to also apply the 2022 amendments.
For the purposes of non-current classification, the Amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date.
The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

•	the settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and

•	when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.
The extent of the impact of adoption of the amendments has not yet been determined.

16

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Definition of Accounting Estimates (Amendments to IAS 8)
On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The adoption of the amendments is not expected to have a material impact.
Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The amendment introduces a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019. The extent of the impact of adoption of the amendments has not yet been determined.

4.	Segment reporting
The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (a) :	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b) :
Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.
(a)     Beginning in the second quarter of fiscal 2021, due to the acquisition of UPS Ground Freight Inc., the Less-Than-Truckload reporting segment now represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.
(b)     Prior to August 31, 2022, the Truckload reporting segment represented the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends. On August 31,2022, the Group sold CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses, operating primarily in the U.S. Conventional Truckload operating segment. Subsequent to the sale, the remaining business operations in the Group’s U.S. Conventional Truckload operating segment were transferred to the Specialized Truckload operating segment. Because the transfer was amongst operating segments in the same reportable segment and the aggregation criteria continued to be met, there was no impact on the reportable segment results.

17

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total

2022

Revenue (1)	498,972	3,243,556	1,986,331	1,689,122	-	(60,917)	7,357,064
Fuel surcharge (1)	151,872	779,607	464,707	74,158	-	(14,917)	1,455,427

Total revenue (1)	650,844	4,023,163	2,451,038	1,763,280	-	(75,834)	8,812,491

Operating income	134,306	470,807	366,868	140,446	33,611	-	1,146,038

Selected items:
Depreciation and amortization	26,532	152,666	212,430	38,244	721	-	430,593
Gain on sale of land and buildings	-	-	43	-	-	-	43
Gain on sale of assets held for sale	-	55,714	22,197	-	-	-	77,911
Gain on sale of business	-	-	-	-	73,653	-	73,653
Intangible assets	180,119	167,798	775,464	468,547	182	-	1,592,110
Total assets	362,724	2,275,672	1,861,093	731,564	274,777	-	5,505,830
Total liabilities	126,383	836,937	464,962	239,916	1,374,687	(125)	3,042,760
Additions to property and equipment	15,097	168,667	165,953	1,150	402	-	351,269

2021*
Revenue (1)(2)	560,147	2,440,640	1,901,157	1,620,926	-	(54,085)	6,468,785
Fuel surcharge (1)(2)	81,302	374,750	261,595	41,146	-	(7,149)	751,644

Total revenue (1)	641,449	2,815,390	2,162,752	1,662,072	-	(61,234)	7,220,429

Operating income (loss)	108,440	572,798	230,189	142,794	(74,992)	-	979,229
Selected items:
Depreciation and amortization	26,404	116,060	211,561	38,208	799	-	393,032
Loss on sale of land and buildings	-	(16)	-	(3)	-	-	(19)
Gain on sale of assets held for sale	-	1,640	10,569	-	-	-	12,209
Loss on sale of intangible assets	(1)	-	-	-	-	-	(1)
Bargain purchase gain (3)	-	271,593	-	12,000	-	-	283,593
Intangible assets	193,765	188,604	955,608	454,612	332	-	1,792,921
Total assets	379,881	2,351,138	2,317,615	746,638	88,391	-	5,883,663
Total liabilities	128,599	957,148	559,438	248,122	1,680,135	(134)	3,573,308
Additions to property and equipment	19,347	65,543	181,313	809	161	-	267,173
(1)
Includes intersegment revenue and intersegment fuel surcharge
* Recasted for:
(2)
Changes in presentation for consistency with the current year presentation: “intersegment revenue and fuel surcharge” presented separately in previous periods is now presented within “revenue” and “fuel surcharge”.
(3)
Adjustments to provisional amounts of UPS Freight prior year business combination (see note 5d))

18

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Geographical information
Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total

2022
Canada	650,844	667,506	1,182,198	256,714	(34,202)	2,723,060
United States	-	3,355,657	1,268,840	1,488,941	(41,632)	6,071,806
Mexico	-	-	-	17,625	-	17,625
Total	650,844	4,023,163	2,451,038	1,763,280	(75,834)	8,812,491

2021

Canada	641,449	576,311	912,166	269,568	(31,193)	2,368,301
United States	-	2,239,079	1,250,586	1,370,843	(30,041)	4,830,467
Mexico	-	-	-	21,661	-	21,661

Total	641,449	2,815,390	2,162,752	1,662,072	(61,234)	7,220,429
Segment assets are based on the geographical location of the assets.

	As at	As at
	December 31, 2022	December 31, 2021	*

Property and equipment, right-of-use assets and intangible assets
Canada	1,848,746	1,933,050
United States	2,256,959	2,698,630
Mexico	-	14,915

	4,105,705	4,646,595
* Recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).

5.	Business combinations

a)	Business combinations
In line with the Group’s growth strategy, the Group acquired eleven businesses during 2022, which were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.
During the year ended December 31, 2022, the non-material businesses, in aggregate, contributed revenue and net income of $100.6 million and $5.9 million respectively since the acquisitions.
Had the Group acquired these non-material businesses on January 1, 2022, as per management’s best estimates, the revenue and net income for these entities would have been $234.3 million and $17.9 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2022 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expenses based on the effective tax rate.
During the year ended December 31, 2022, transaction costs of $0.1 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.
As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2022 acquisitions. Information to confirm the fair value of certain assets and liabilities is still to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

19

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The table below presents the purchase price allocation based on the best information available to the Group to date :

Identifiable assets acquired and liabilities assumed	Note	December 31, 2022*
Cash and cash equivalents		863
Trade and other receivables		28,231
Inventoried supplies and prepaid expenses		2,179
Property and equipment	9	70,959
Right-of-use assets	10	28,269
Intangible assets	11	45,740
Other assets		368
Trade and other payables		(10,327)
Income tax payable		(1,465)
Provisions	17	(280)
Lease liabilities	15	(28,269)
Deferred tax liabilities	1 8	(13,848)
Total identifiable net assets		122,420
Total consideration transferred		181,608
Goodwill	11	59,188
Cash		159,114
Contingent consideration		22,494
Total consideration transferred		181,608
* Includes non-material adjustments to prior year’s acquisitions
The trade receivables comprise gross amounts due of $28.4 million, of which $0.1 million was expected to be uncollectible at the acquisition date.
Of the goodwill and intangible assets acquired through business combinations in 2022, $2.9 million is deductible for tax purposes.
In line with the Group’s growth strategy, the Group acquired ten businesses during 2021, of which UPS Ground Freight Inc. (“UPS Freight”), which was renamed TForce Freight Inc. (“TForce Freight”) in April 202
1
, was considered material. All other acquisitions were not considered to be material.
On April 30, 2021, the Group completed the acquisition of UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. The purchase price for this business acquisition totalled for $864.6 million, which was funded by a mixture of cash on hand and the remaining balance was drawn from the currently existing unsecured revolving credit facility. The fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in a bargain purchase gain of $283.6 million in the Less-Than-Truckload and Logistics segments ($271.6 million and $12.0 million respectively). The bargain purchase gain resulted mainly from the measurement of the fair value related to the company’s tangible assets. During the year ended December 31, 2021, the business contributed revenue and net income of $2,334.4 million and $122.6 million (excluding the bargain purchase gain of $283.6 million), respectively since the acquisition.
Had the Group acquired UPS Freight on January 1, 2021, as per management’s best estimates, the revenue and net income for this entity would have been $3,438.3 million and $146.0 million (excluding the bargain purchase gain of $283.6 million), respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expenses based on the effective tax rate.
During the year ended December 31, 2021, the non-material businesses, in aggregate, contributed revenue and net income of $64.9 million and $0.9 million respectively since the acquisitions.
Had the Group acquired the non-material businesses on January 1, 2021, as per management’s best estimates, the revenue and net income for these entities would have been $174.9 million and $5.6 million (excluding the bargain purchase gain of $283.6 million), respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expenses based on the effective tax rate.
Of the goodwill and intangible assets acquired through business combinations in 2021, $5.7 million is deductible for tax purposes.
During the year ended December 31, 2021, transaction costs of $8.7 million had been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

20

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The table below presents the purchase price allocation as at December 31, 2021:

Identifiable assets acquired and liabilities assumed		UPS Freight
	Note	(reassessed - see note 5d))*	Others**	December 31, 2021
Cash and cash equivalents		6	11,570	11,576
Trade and other receivables		328,468	23,806	352,274
Inventoried supplies and prepaid expenses		26,643	3,500	30,143
Property and equipment	9	1,309,465	86,872	1,396,337
Right-of-use assets	10	100,971	10,619	111,590
Intangible assets	11	18,856	25,914	44,770
Other assets		8,133	65	8,198
Trade and other payables		(209,474)	(14,470)	(223,944)
Income tax payable		-	(2,668)	(2,668)
Employee benefits		(65,849)	-	(65,849)
Provisions	17	(74,867)	(222)	(75,089)
Other non-current liabilities		(56)	(6)	(62)
Long-term debt	14	-	(3,484)	(3,484)
Lease liabilities	15	(100,971)	(10,619)	(111,590)
Deferred tax liabilities	1 8	(193,125)	(17,785)	(210,910)
Total identifiable net assets		1,148,200	113,092	1,261,292
Total consideration transferred		864,607	162,313	1,026,920
Goodwill	1 1	-	49,221	49,221
Bargain purchase gain		(283,593)	-	(283,593)
Cash		864,607	155,100	1,019,707
Contingent consideration		-	7,213	7,213
Total consideration transferred		864,607	162,313	1,026,920
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
* *Includes non-material adjustments to prior year’s acquisitions
The valuation techniques used for measuring the fair value of land and buildings ($859.2 million) and customer relationships ($12.0 million) acquired regarding UPS Freight were as follows:

Assets acquired	Valuation technique	Key inputs
Land and buildings
Market comparison technique and cost technique
	: The valuation model considers market prices for comparable sites, when available, and considers depreciated replacement cost, which reflects adjustments for physical deterioration, when appropriate.	- Market prices for comparable sites - Average rebuild cost
Customer relationships
Excess earnings method:
	The valuation model considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.	- Forecasted revenue attributable to existing customers and relationships - Annual attrition rate - Forecasted operating margin - Discount rate
b)   Goodwill
The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.
The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	December 31, 2022*	December 31, 2021*
Canadian Less-Than-Truckload	Less-Than-Truckload	-	(225)
Canadian Truckload	Truckload	811	4,079
Specialized Truckload	Truckload	35,865	42,546
U.S. Truckload	Truckload	-	2,846
Logistics	Logistics	22,512	(25)
		59,188	49,221
* Includes non-material adjustments to prior year’s acquisitions

21

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

c)   Contingent consideration
The contingent consideration for the year ended December 31, 2022 relates to non-material business acquisitions and is recorded in the original purchase price allocation. This consideration is contingent on achieving specified earning levels in a future period. The maximum amount payable was $22.5 million in less than one year, and $21.0 million was paid prior to year-end.
The contingent consideration for the year ended December 31, 2021 relates to a non-material business acquisition and is recorded in the original purchase price allocation. The fair value was determined using expected cash flows discounted at rates between 3.9% and 6.4%. This consideration is contingent on achieving specified earning levels in future periods. The maximum amount payable was $0.4 million in one year and $7.6 million in two years.
The contingent consideration balance at December 31, 2022 is $8.8 million (2021 - $8.7 million) and is presented in other financial liabilities on the consolidated statements of financial position.
d)   Adjustment to the provisional amounts of prior year’s business combinations
The 2021 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of UPS Ground Freight Inc. This acquisition was accounted for under the provisions of IFRS 3.
As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition and adjustments are required to be retrospectively reflected from the date of acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of UPS Ground Freight Inc. in fiscal 2021 were adjusted in the quarter ended June 30, 2022 when the purchase price allocation was completed, and accordingly, the comparative information as at December 31, 2021 included in these consolidated financial statements has been revised as detailed below. The adjustment to prior period financial information from the date of acquisition to date resulted in an incremental $90.0 million bargain purchase gain which resulted in the June 30, 2021 financial information being recasted.
As a result a final bargain purchase gain in the amount of $283.6 million was recognized in the statement of income for the year ended
December 31, 2021.

	Dec. 31, 2021 Provisional fair value	Q2-2022 Measurement period adjustments	Final reassessed fair value

Cash and cash equivalents	6	-	6
Trade and other receivables	328,468	-	328,468
Inventoried supplies and prepaid expenses	26,643	-	26,643
Property and equipment	1,186,198	123,267	1,309,465
Right-of-use assets	100,971	-	100,971
Intangible assets	18,856	-	18,856
Other assets	860	7,273	8,133
Trade and other payables	(208,928)	(546)	(209,474)
Income tax payable	302	(302)	-
Employee benefits	(65,849)	-	(65,849)
Provisions	(50,352)	(24,515)	(74,867)
Other non-current liabilities	(56)	-	(56)
Lease liabilities	(100,971)	-	(100,971)
Deferred tax liabilities	(177,992)	(15,133)	(193,125)
Total identifiable net assets	1,058,156	90,044	1,148,200
Total consideration transferred	864,607	-	864,607
Bargain purchase gain	(193,549)	(90,044)	(283,593)
Total consideration transferred	864,607	-	864,607
e)   Adjustment to the provisional amounts of prior year’s non-material business combinations
The 2021 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions not mentioned previously. These acquisitions were accounted for under the provisions of IFRS 3.
As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of the non-material

22

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

acquisitions in fiscal 2021 have been adjusted and finalized in 2022. No material adjustments were required to the provisional fair values for these prior period’s business combinations.

6.	Sale of business
On August 31, 2022, CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses were sold to Heartland Express for a net consideration of $553.0 million, which includes cash consideration, net working capital adjustments and is net of incremental selling costs of $4.5 million. The total consideration is subject to additional working capital closing adjustments and still subject to buyer acceptance as of the date of issuance of these financial statements. The sale resulted in a gain on sale of business of $73.7 million. The businesses operated primarily in the U.S. Conventional Truckload operating segment of the Group’s Truckload reportable segment. The Group kept the Dedicated and U.S. Logistics (non-asset U.S. based logistics services provider) divisions, which continue to be reported in the Truckload reportable segment. TFI also retained pre-closing accident and workers’ compensation claims.
The table below presents the net assets disposed:

	Note	December 31, 2022
Cash and cash equivalents		6,790
Trade and other receivables		77,877
Inventoried supplies and prepaid expenses		7,856
Property and equipment	9	321,123
Right-of-use assets	10	3,203
Intangible assets	11	42,599
Goodwill	11	144,551
Other assets		306
Accumulated other comprehensive income - CTA		2,737
Trade and other payables		(46,776)
Income tax payable		(564)
Employee benefits		(1,302)
Provisions	17	(1,465)
Lease liabilities	15	(3,129)
Deferred tax liabilities	18	(74,441)
Total identifiable net assets		479,365
Total consideration received		553,018
Gain on sale of business		73,653
The goodwill disposed of was allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally:

Operating segment	Reportable segment	December 31, 2022
U.S. Truckload	Truckload	141,056
Logistics	Logistics	3,495
		144,551

7.	Trade and other receivables

	December 31, 2022	December 31, 2021
Trade receivables, net of expected credit loss	966,428	986,783
Other receivables	64,298	69,240
	1,030,726	1,056,023
The Group’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 26 a) and d).
Trade receivables as at December 31, 2022 include $48.5 million of in-transit revenue balances (December 31, 2021 – $58.2 million). Due to the short-term nature of the transportation and logistics services provided by the Group, these services are expected to be completed within the week following the year-end.

23

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

8.	Additional cash flow information
Net change in non-cash operating working capital

	2022	2021
Trade and other receivables	(59,105)	(101,664)
Inventoried supplies	(1,498)	(1,233)
Prepaid expenses	9,924	(9,455)
Trade and other payables	(96,774)	154,292
	(147,453)	41,940

9.	Property and equ ipme nt

	Note	Land and buildings	Rolling stock	Equipment	Total
Cost
Balance at December 31, 2020		314,804	1,267,617	134,234	1,716,655
Additions through business combinations**	5	889,657	445,656	61,024	1,396,337
Other additions		36,902	217,080	13,191	267,173
Disposals		(1,473)	(177,992)	(8,773)	(188,238)
Transfer from right-of-use assets		-	21,474	-	21,474
Reclassification (to) from assets held for sale		(8,843)	1,023	-	(7,820)
Effect of movements in exchange rates		2,221	(2,395)	1,089	915
Balance at December 31, 2021		1,233,268	1,772,463	200,765	3,206,496
Additions through business combinations*	5	2,003	66,240	2,716	70,959
Other additions		46,928	286,277	18,064	351,269
Disposals		(678)	(122,946)	(9,370)	(132,994)
Sale of business	6	(31,356)	(452,547)	(1,817)	(485,720)
Reclassification to assets held for sale		(67,203)	-	-	(67,203)
Effect of movements in exchange rates		(15,972)	(47,939)	(5,570)	(69,481)
Balance at December 31, 2022		1,166,990	1,501,548	204,788	2,873,326

Accumulated Depreciation
Balance at December 31, 2020		59,817	494,322	88,088	642,227
Depreciation		16,301	187,895	20,811	225,007
Disposals		(1,332)	(110,341)	(8,347)	(120,020)
Transfer from right-of-use assets		-	5,746	-	5,746
Reclassification (to) from assets held for sale		(2,997)	424	-	(2,573)
Effect of movements in exchange rates		223	(153)	898	968
Balance at December 31, 2021		72,012	577,893	101,450	751,355
Depreciation		21,353	203,431	23,854	248,638
Disposals		(137)	(56,549)	(7,191)	(63,877)
Sale of business	6	(6,837)	(157,618)	(142)	(164,597)
Reclassification to assets held for sale		(5,426)	-	-	(5,426)
Effect of movements in exchange rates		2,175	(23,885)	(3,012)	(24,722)
Balance at December 31, 2022		83,140	543,272	114,959	741,371

Net carrying amounts
At December 31, 2021		1,161,256	1,194,570	99,315	2,455,141
At December 31, 2022		1,083,850	958,276	89,829	2,131,955
* Includes non-material adjustments to prior year’s acquisitions
** Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).
As at December 31, 2022, $1.3 million is included in trade and other payables for the purchases of property and equipment (December 31, 2021 – $1.0 million).
Security
As at December 31, 2022, certain rolling stock are pledged as security for conditional sales contracts, with a carrying amount of $126.4 million (December 31, 2021 - $144.5 million) (see note 14).

24

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

10.	Right-of-use assets

	Note	Land and buildings	Rolling stock	Equipment	Total
Cost
Balance at December 31, 2020		452,106	191,164	2,290	645,560
Transfer to property and equipment		-	(21,474)	-	(21,474)
Other additions		37,768	51,494	1,084	90,346
Additions through business combinations*	5	57,916	52,465	1,209	111,590
Derecognition**		(39,842)	(40,434)	(668)	(80,944)
Effect of movements in exchange rates		2,329	495	(12)	2,812
Balance at December 31, 2021		510,277	233,710	3,903	747,890
Other additions		62,353	53,906	962	117,221
Additions through business combinations*	5	14,217	14,052	-	28,269
Sale of business	6	(238)	(5,780)	-	(6,018)
Derecognition**		(31,475)	(34,221)	(977)	(66,673)
Effect of movements in exchange rates		(26,343)	(9,624)	(91)	(36,058)
Balance at December 31, 2022		528,791	252,043	3,797	784,631

Depreciation
Balance at December 31, 2020		232,541	74,503	1,231	308,275
Transfer to property and equipment		-	(5,746)	-	(5,746)
Depreciation		59,719	51,953	1,110	112,782
Derecognition**		(35,691)	(30,926)	(579)	(67,196)
Effect of movements in exchange rates		938	308	(4)	1,242
Balance at December 31, 2021		257,507	90,092	1,758	349,357
Depreciation		66,036	59,101	1,139	126,276
Sale of business	6	(130)	(2,685)	-	(2,815)
Derecognition**		(22,733)	(26,783)	(1,082)	(50,598)
Effect of movements in exchange rates		(14,424)	(4,754)	(51)	(19,229)
Balance at December 31, 2022		286,256	114,971	1,764	402,991

Net carrying amounts
At December 31, 2021		252,770	143,618	2,145	398,533
At December 31, 2022		242,535	137,072	2,033	381,640
* Includes non-material adjustments to prior year’s acquisitions
** Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

25

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

11.	Intangible assets

			Other intangible assets
	Note	Goodwill	Customer relationships	Trademarks	Non- compete agreements	Information technology	Total
Cost
Balance at December 31, 2020		1,523,626	574,942	86,402	14,688	22,524	2,222,182
Additions through business combinations*	5	49,221	29,130	4,166	4,405	7,069	93,991
Other additions		-	3,263	-	-	3,880	7,143
Extinguishments		-	(18,357)	(1,178)	(1,027)	(1,510)	(22,072)
Effect of movements in exchange rates		(556)	(464)	(579)	(118)	33	(1,684)
Balance at December 31, 2021		1,572,291	588,514	88,811	17,948	31,996	2,299,560
Additions through business combinations*	5	59,188	38,121	3,846	3,727	46	104,928
Other additions		-	-	-	-	6,120	6,120
Disposals		-	-	(380)	-	-	(380)
Sale of business	6	(210,806)	(33,312)	(28,589)	(150)	(1,075)	(273,932)
Extinguishments		-	(61,985)	(19,058)	(836)	(1,321)	(83,200)
Effect of movements in exchange rates		(61,328)	(17,641)	(1,950)	(682)	(644)	(82,245)
Balance at December 31, 2022		1,359,345	513,697	42,680	20,007	35,122	1,970,851

Amortization and impairment losses
Balance at December 31, 2020		148,016	261,599	43,636	5,304	15,964	474,519
Amortization		-	44,862	3,274	3,378	3,729	55,243
Extinguishments		-	(18,357)	(1,178)	(1,027)	(1,509)	(22,071)
Effect of movements in exchange rates		(536)	(526)	(57)	11	56	(1,052)
Balance at December 31, 2021		147,480	287,578	45,675	7,666	18,240	506,639
Amortization		-	43,538	4,764	3,702	3,675	55,679
Disposals		-	-	(130)	-	-	(130)
Sale of business	6	(66,255)	(16,669)	(2,996)	(26)	(836)	(86,782)
Extinguishments		-	(61,985)	(19,058)	(836)	(1,321)	(83,200)
Effect of movements in exchange rates		(3,213)	(8,210)	(1,205)	(376)	(461)	(13,465)
Balance at December 31, 2022		78,012	244,252	27,050	10,130	19,297	378,741

Net carrying amounts
At December 31, 2021		1,424,811	300,936	43,136	10,282	13,756	1,792,921
At December 31, 2022		1,281,333	269,445	15,630	9,877	15,825	1,592,110
* Includes non-material adjustments to prior year’s acquisitions
In 2022, CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses were sold to Heartland Express, including the indefinite-life trademarks. At December 31, 2022, there are no material indefinite life intangible assets.
At December 31, 2021, the Group performed its annual impairment testing for indefinite life trademarks. The Group estimated the value in use to be $36.6 million compared to its carrying value of $27.5 million, resulting in no impairment charge. Management used the relief-from-royalty method and discount rates between 6.7% and 9.9% in its analysis.
In 2021, the Group rebranded a subsidiary by initiating a change of name. The Group estimates that previous tradename will retain value for a 2-year period during the transition. Accordingly, the amortization period had been changed from indefinite life to 2 years for the remaining net book value of this subsidiary of $3.5 million.
At December 31, 2022, the Group performed its annual goodwill impairment tests for operating segments which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. The aggregate carrying amounts of goodwill allocated to each unit are as follows:

Reportable segment / operating segment	December 31, 2022	December 31, 2021
Package and Courier	177,941	190,853
Less-Than-Truckload
Canadian Less-Than-Truckload	128,449	137,638
Truckload
Canadian Truckload	87,604	93,152
Specialized Trucklo a d*	546,674	536,267
U.S. Truckload*	-	141,064
Logistics	340,665	325,837
	1,281,333	1,424,811

26

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

* On August 31,2022, TFI International sold CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses, operating primarily in the US-based Conventional TL operating segment. Subsequent to the sale, the remaining businesses operations in TFI International’s US-based Conventional TL operating segment, were transferred to the Specialized TL operating segment. This resulted in a retrospective recasting of goodwill of $104.5 million transferred from US-based Conventional TL operating segment to the Specialized TL operating segment to the 2021 amounts.
The results as at December 31, 2022 determined that the recoverable amounts of the Group’s operating segments exceeded their respective carrying amounts.
The recoverable amounts of the Group’s operating segments were determined using the value in use approach. The value in use methodology is based on discounted future cash flows. Management believes that the discounted future cash flows method is appropriate as it allows more precise valuation of specific future cash flows.
In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rates as follows:

Reportable segment / operating segment	2022	2021
Package and Courier	11.5%	9.3%
Less-Than-Truckload
Canadian Less-Than-Truckload	11.5%	9.3%
Truckload
Canadian Truckload	13.9%	11.7%
Specialized Truckload*	12.7%	10.5%
U.S. Truckload*	-	10.5%
Logistics	10.9%	8.7%
* On August 31,2022, TFI International sold CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses, operating primarily in the US-based Conventional TL operating segment. Subsequent to the sale, the remaining businesses operations in TFI International’s US-based Conventional TL operating segment, were transferred to the Specialized TL operating segment.
The discount rates were estimated based on past experience, and industry average weighted average cost of capital, which were based on a possible range of debt leveraging of 40.0% (2021 – 40.0%) at a market interest rate of 9.4% (2021 – 5.7%).
First year cash flows were projected based on forecasted cash flows which are based on previous operating results adjusted to reflect current economic conditions. For a further 4-year period, cash flows were extrapolated using an average growth rate of 2.0% (2021 – 2.0%) in revenues and margins were adjusted where deemed appropriate. The terminal value growth rate was 2.0% (2021 – 2.0%). The values assigned to the key assumptions represent management’s assessment of future trends in the transportation industry and were based on both external and internal sources (historical data).

12.	Investments

	As at December 31, 2022	As at December 31, 2021
Level 1 investments	71,979	16,391
Level 3 investments	13,985	15,000
	85,964	31,391
Investments that were previously disclosed in Other assets in the consolidated statements of financial position are now separately presented in the Investments line item and were recast due to the material nature of the account in 2022.
Level 1 investments include 1,026,696
shares of ArcBest Corporation (NYSE: ARCB) that were marked to market with the publicly available stock price. Level 3 investments were marked to fair value based on the company performance as at December 31, 2022. The Group elected to designate these investments as at fair value through OCI.

13.	Trade and other payables

	As at December 31, 2022	As at December 31, 2021 *
Trade payables and accrued expenses	498,777	612,092
Personnel accrued expenses	179,702	224,935
Dividend payable	30,289	24,881
	708,768	861,908
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d)).
The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 26.

27

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

14.	Long-term debt
This note provides information about the contractual terms of the Group’s interest-bearing long-term debt, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign exchange currency and liquidity, see note 26.

	As at December 31, 2022	As at December 31, 2021
Non-current liabilities
Unsecured revolving facilities	-	239,406
Unsecured debenture	147,233	157,743
Unsecured senior notes	1,075,702	778,613
Conditional sales contracts	55,735	68,746
	1,278,670	1,244,508

Current liabilities
Current portion of unsecured term loan	-	324,444
Current portion of conditional sales contracts	37,087	39,142
	37,087	363,586
Terms and conditions of outstanding long-term debt are as follows:

					2022		2021
		Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Unsecured revolving facility	a	CAD	BA + 1.125%	2026	-	-	130,000	101,061
Unsecured revolving fa c ility	a	CAD	BA + 1.125%	2026	-	-	21,279	16,646
Unsecured revolving facility	a	USD	SOFR + 1.125%	2026	-	-	120,000	118,634
Unsecured revolving facility	a	USD	SOFR + 1.125%	2026	-	-	3,100	3,065
Unsecured term loan	a	CAD	BA + 1.125%	2022	-	-	410,000	324,444
Unsecured debenture	b	CAD	3.32% - 4.22%	2024	200,000	147,233	200,000	157,743
Unsecured senior notes	c	USD	2.89% - 3.85%	2026 - 2033	180,000	179,013	180,000	179,658
Unsecured senior notes	c	USD	3.15% - 3.50%	2029 - 2036	500,000	497,258	500,000	499,049
Unsecured senior notes	c	USD	2.87% - 3.55%	2029 - 2034	200,000	199,644	100,000	99,906
Unsecured senior notes	c	USD	3.50% - 3.80%	2032 - 2037	200,000	199,787	-	-
Conditional sales contracts	d	Mainly CAD	1.45% - 5.28%	2022 - 2024	125,810	92,822	136,338	107,888
						1,315,757		1,608,094

28

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The table below summarizes changes to the long-term debt:

	Note	2022	2021
Balance at beginning of year		1,608,094	872,544
Proceeds from long-term debt		334,164	661,039
Business combinations	5	-	3,484
Repayment of long-term debt		(369,692)	(43,868)
Net increase (decrease) in revolving facilities		(236,502)	118,859
Amortization of deferred financing fees		1,296	1,296
Effect of movements in exchange rates		(97,744)	(23,154)
Effect of movements in exchange rates - debt designated as net investment hedge		76,141	17,894
Balance at end of year		1,315,757	1,608,094

a)	Unsecured revolving credit facility and term loans
On September 2, 2022, the Group extended its credit facility until August 16, 2026. Under the new extension, the CAD availability and USD availability remain unchanged. The adoption of the
Interest Rate Benchmark Reform - Phase 2
did not have a material impact on the Group’s consolidated financial statements as the only debt balances subject to LIBOR reform is the USD portion of unsecured revolver. The revolver agreement indicated that SOFR would be the main replacement for LIBOR in the United States. Effective as of September 2, 2022, the interest rate was the sum of the adjusted term secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus an applicable margin, which can vary between 113 and 175 basis points based on certain ratios. The change in interest rate did not have a material impact on the Group’s financial statements as the Group has no interest rate swaps that hedge variable interest debt. Deferred financing fees of $0.8 million were recognized on the extension.
The revolving credit facility is unsecured and can be extended annually. The Group’s revolving facilities have a total size of $929.6 million (December 31, 2021 - $997.1 million). The agreement provides an additional $185.8 million of credit availability (CAD $245 million and USD $5 million). As of December 31, 2022, the credit facility’s interest rate on CAD denominated debt was 4.49% (2021 – 1.70%) and on USD denominated debt was 4.30% (2021 – 1.35%).
On August 16, 2021, the Group extended its revolving credit facility until August 16, 2025. Under the extension, CAD availability was increased by CAD $10 million and USD availability increased by USD $50 million. Based on certain ratios, the interest rate will be the sum of the banker’s acceptance rate, or Libor rate on US$ denominated debt, plus an applicable margin, which can vary between 113 basis points and 175 basis points. The applicable margin on the credit facility was 1.25% as of December 31, 2021.
On December 18, 2021, the Group repaid, without penalty, the first tranche of CAD $200 million of its term loan which was due in June 2022. The remaining second tranche of term loan of CAD $410 million is unsecured and was due in June 2022 and was repaid in March 2022. Early repayment, in part or whole, was permitted, without penalty, and permanently reduced the amount borrowed. The terms and conditions of this unsecured term loan were the same as the unsecured revolving credit facility and are subject to the same covenants. As of December 31, 2021, the term loan’s interest rate was 1.90%.
The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. The Group was in compliance with these covenants at year-end (see note 26(f)).

b)	Unsecured debenture
The unsecured debenture is maturing in December 2024 and is carrying an interest rate between 3.32% and 4.22% (2021 – 3.32% to 4.22%) depending on certain ratios. As of December 31, 2022, the debenture’s effective rate was 3.32% (2021 – 3.57%). The debenture may be repaid, without penalty, after December 20, 2022, subject to the approval of the Group’s syndicate of bank lenders.

c)	Unsecured senior notes
This loan takes the form of senior notes each carrying an interest rate and maturity date as detailed in the table above. These notes may be prepaid at any time prior to maturity date, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount.
On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of two tranches, of $100 million each, maturing on March 23, 2032, and 2037, bearing fixed interest rates of 3.50% and 3.80%, respectively. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

29

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

On March 23, 2022, the Company received additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.
The proceeds raised from the two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.
On January 13, 2021, the Group received $500 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing fixed interest between 3.15% and 3.50%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. Deferred financing fees of $1.4 million were recognized on the increase.
On July 2, 2021, the Group received $100 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 2, 2029, and July 2, 2033, bearing fixed interest of 2.87% and 3.34%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount.
On July 14, 2021, the Group received $30 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 14, 2029, and July 14, 2033, bearing fixed interest of 2.89% and 3.37%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount.
The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. The Group was in compliance with these covenants at year-end (see note 26(f)).

d)	Conditional sales contracts
Conditional sales contracts are secured by rolling stock having a carrying value of $126.4 million (December 31, 2021 - $144.5 million,) (see note 9).

e)	Principal installments of other long-term debt payable during the subsequent years are as follows:

	Less than	1 to 5	More than
	1 year	years	5 years	Total
Unsecured debenture	-	147,558	-	147,558
Unsecured senior notes	-	150,000	930,000	1,080,000
Conditional sales contracts	37,087	51,768	3,967	92,822
	37,087	349,326	933,967	1,320,380

15.	Lease liabilities

	As at	As at
	December 31, 2022	December 31, 2021
Current portion of lease liabilities	115,934	115,344
Long-term portion of lease liabilities	297,105	313,862
	413,039	429,206
The table below summarizes changes to the lease liabilities:

	Note	2022	2021
Balance at beginning of year		429,206	355,986
Business combinati o ns	5	28,269	111,590
Sale of business	6	(3,129)	-
Additions		117,221	90,346
Derecognition*		(16,285)	(15,030)
Repayment		(123,606)	(115,336)
Effect of movements in exchange rates		(18,637)	1,650
Balance at end of year		413,039	429,206
* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

30

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The incremental borrowing rate used on average for 2022 is 4.01% (2021 – 2.59%).
Extension options
Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.
The lease liabilities include future lease payments of $9.9 million (2021 – $12.7 million) related to extension options that the Group is reasonably certain to exercise.
The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $377.7 million (2021 - $362.4 million).
The Group does not have a significant exposure to termination options and penalties.
Variable lease payments
Some leases contain variable lease payments which are not included in the measurement of the lease liability. These payments include, amongst others, common area maintenance fees, municipal taxes and vehicle maintenance fees. The expense related to variable lease payments for the year ended December 31, 2022 was $20.6 million (2021 - $18.9 million).
Sub-leases
The Group sub-leases some of its properties. Income from sub-leasing right-of-use assets for the year ended December 31, 2022 was $15.2 million (2021 - $15.4 million), presented in “Other operating expenses”.
Contractual cash flows
The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
December 31, 2022
Less than 1 year	129,059
Between 1 and 5 years	260,095
More than 5 years	64,950
454,104
For the year ended December 31, 2022, operating lease expenses of $45.6 million (2021 – $42.4 million) were recognized in the consolidated statement of income for leases that either did not meet the definition of a lease under IFRS 16, or were excluded based on practical expedients applied.

16.	Employee benefits
TFI International pension plans
The Group sponsors defined benefit pension plans for 99 of its employees (2021 – 105).
These plans are all within Canada and include one unregistered plan. All the defined benefit plans are no longer offered to employees and two defined benefits plans in the past have been converted prospectively to defined contribution plans. Therefore, the future obligation will only vary by actuarial re-measurements.
With the exception of one plan, all other plans do not have recurring contributions for employees. These plans are still required to fund past service costs. The remaining plan is fully funded by the Group.
The Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2021 and the next required valuation will be as of December 31, 2022.

31

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

TForce Freight pension plans
Pursuant to the terms of the purchase agreement for TForce Freight, the

Group has recognized defined benefit pension plans for certain participants of the UPS Pension plans. The pension plans have ongoing benefit accruals and new employees that are eligible to participate in the plans once they satisfy the participation requirements. The pension plans include 8,787 active participants (2021 - 9,399).
The plans do not have recurring contributions for employees. These plans are still required to fund past service costs and are fully funded by the Group. The Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2021.
Information in the tables that follow pertains to all of the Group’s defined benefit pension plans.

	December 31, 2022			December 31, 2021
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Defined benefit obligation	20,189	144,110	164,299	27,127	133,653	160,780
Fair value of plan assets	(10,214)	(158,444)	(168,658)	(13,437)	(80,466)	(93,903)
Net defined benefit liability (asset)	9,975	(14,334)	(4,359)	13,690	53,187	66,877
Plan assets comprise:

	December 31, 2022	December 31, 2021
TFI International pension plans
Equity securities	7%	6%
Debt securities	91%	89%
Other	2%	5%
TForce Freight pension plans
Equity securities	95%	48%
Debt securities	5%	52%
All equity and debt securities have quoted prices in active markets. Debt securities are held through mutual funds and primarily hold investments with ratings of AAA, AA or A, based on Moody’s ratings.
The other asset categories are real estate investment trusts.
Movement in the present value of the accrued benefit obligation for defined benefit plans:

		December 31, 2022			December 31, 2021
		TFI	TForce		TFI	TForce
		International	Freight		International	Freight
		pension	pension		pension	pension
Note		plans	plans	Total	plans	plans	Total

Defined benefit obligati o n, beginning of year		27,127	133,653	160,780	35,529	-	35,529
Increase through business combinations	5	-	-	-	-	70,261	70,261
Current service cost		539	115,967	116,506	619	54,818	55,437
Interest cost		730	3,522	4,252	814	1,475	2,289
Benefits paid		(985)	(1,283)	(2,268)	(4,885)	(552)	(5,437)
Remeasurement (gain) loss arising from:
- Demographic		-	(12,200)	(12,200)	-	252	252
- Financial assumptions		(4,880)	(83,707)	(88,587)	(1,402)	7,399	5,997
- Experience		(489)	(11,463)	(11,952)	(426)	-	(426)
Settlement		-	82	82	(3,420)	-	(3,420)
Effect of movements in exchange rates		(1,853)	(461)	(2,314)	298	-	298
Defined benefit obligation, end of year		20,189	144,110	164,299	27,127	133,653	160,780

32

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Movement in the fair value of plan assets for defined benefit plans:

		December 31, 2022			December 31, 2021
		TFI	TForce		TFI	TForce
		International	Freight		International	Freight
		pension	pension		pension	pension
	Note	plans	plans	Total	plans	plans	Total
Fair value of plan assets,beginning of year		13,437	80,466	93,903	21,147	-	21,147
Increase through business combinations	5	-	-	-	-	4,412	4,412
Interest income		348	3,746	4,094	451	100	551
Employer contributions		457	103,099	103,556	815	75,482	76,297
Benefits paid		(985)	(1,283)	(2,268)	(4,885)	(552)	(5,437)
Fair value remeasurement		(2,066)	(25,407)	(27,473)	(698)	1,008	310
Plan administration expenses		(59)	(1,735)	(1,794)	(112)	-	(112)
Settlement		-	-	-	(3,475)	-	(3,475)
Effect of movements in exchange rates		(918)	(442)	(1,360)	194	16	210
Fair value of plan assets, end of year		10,214	158,444	168,658	13,437	80,466	93,903
Expense recognized in income or loss:

	December 31, 2022			December 31, 2021
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Current service cost	539	115,967	116,506	619	54,818	55,437
Net interest cost	382	(224)	158	363	1,375	1,738
Plan administration expenses	59	1,735	1,794	112	-	112
Net settlement	-	82	82	55	-	55
Pension expense	980	117,560	118,540	1,149	56,193	57,342
Actual return on plan assets	(1,718)	(21,661)	(23,379)	(247)	1,108	861
Actuarial losses recognized in other comprehensive income:

	December 31, 2022			December 31, 2021
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Amount accumulated in retained earnings, beginning of year	12,174	6,643	18,817	13,304	-	13,304
Recognized during the year	(3,303)	(81,881)	(85,184)	(1,130)	6,643	5,513
Amount accumulated in retained earnings, end of year	8,871	(75,238)	(66,367)	12,174	6,643	18,817
Recognized during the year, net of tax	(2,435)	(61,073)	(63,508)	(833)	4,961	4,128
The significant actuarial assumptions used (expressed as weighted average):

	December 31, 2022		December 31, 2021
	TFI	TForce	TFI	TForce
	International	Freight	International	Freight
	pension	pension	pension	pension
	plans	plans	plans	plans
Defined benefit obligation:
Discount rate at	5.0%	5.2%	3.0%	2.9%
Future salary increases	1.6%	2.0%	1.6%	2.0%
Employee benefit expense:
Discount rate at	2.4%	5.2%	5.2%	2.9%
Rate of return on plan assets at	2.4%	5.2%	5.2%	2.9%
Future salary increases	3.0%	2.0%	2.0%	2.0%

33

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the value of the liabilities in the defined benefit plans are as follows:

	December 31, 2022		December 31, 2021
	TFI	TForce	TFI	TForce
	International	Freight	International	Freight
	pension	pension	pension	pension
	plans	plans	plans	plans
Longevity at age 65 for current pensioners
Males	22.7	19.0	22.7	20.1
Females	24.9	21.4	24.9	22.2
Longevity at age 65 for current members aged 45
Males	23.6	20.6	23.6	21.7
Females	25.8	22.9	25.8	23.7
At December 31, 2022 the weighted average duration of the defined benefit obligation was:

TFI International pension plans	9.7
TForce Freig h t pension plans	18.0
The following table presents the impact of changes of major assumptions on the defined benefit obligation for the years ended:

	2022		2021
	Increase	Decrease	Increase	Decrease

Discount rate (1% movement)	(25,536)	32,517	(27,922)	36,696
Life expectancy (1-year movement)	3,911	(4,122)	4,475	(4,650)
Historical information:

	2022	2021	2020	2019	2018
Defined benefit obligation	164,299	160,780	35,529	31,449	27,579
Fair value of plan ass e ts	(168,658)	(93,903)	(21,147)	(18,108)	(16,581)
(Surplus) deficit in the plan	(4,359)	66,877	14,382	13,341	10,998

Experience adjustments arising on plan obligations	(112,739)	5,823	3,220	2,116	(2,427)
Experience adjustments arising on plan assets	(27,473)	310	1,129	467	(815)
The Group expects contributions of

$0.1
million to be paid to its defined benefit plans in 2023.

17.	Provisions

		Self insurance	Other	Total
Balance at December 31, 2020		47,733	6,522	54,255
Additions through business combinations*	5	125	74,964	75,089
Provisions made during the year		94,885	4,352	99,237
Provisions used during the year		(62,836)	(7,977)	(70,813)
Provisions reversed during the year		(9,259)	-	(9,259)
Unwind of discount on long-term provisions		(929)	-	(929)
Effect of movements in exchange rates		(252)	(171)	(423)
Balance at December 31, 2021		69,467	77,690	147,157
Additions through business combinations	5	-	280	280
Sale of business	6	(1,465)	-	(1,465)
Provisions made during the year		126,439	15,372	141,811
Provisions used during the year		(80,040)	(13,470)	(93,510)
Provisions reversed during the year		(13,236)	(306)	(13,542)
Unwind of discount on long-term provisions		(4,153)	-	(4,153)
Effect of movements in exchange rates		(761)	(178)	(939)
Balance at December 31, 2022		96,251	79,388	175,639

As at December 31, 2022
Current provisions		33,918	9,985	43,903
Non-current provisions		62,333	69,403	131,736
		96,251	79,388	175,639

As at December 31, 2021*
Current provisions		26,771	12,241	39,012
Non-current provisions		42,696	65,449	108,145
		69,467	77,690	147,157

34

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

* Recasted
in fiscal 2022 for adjustments made to

provisional amounts of UPS Freight prior year’s business combination (see note 5d))
Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The current portion reflects the amount expected to be paid in the following year. Due to the long-term nature of the liability, the provision has been calculated using a discount rate of 3.99% (2021 – 1.3%). Other provisions include mainly litigation provisions of $42.3 million (2021 - $34.6 million) and environmental remediation liabilities of $23.4 million (2021 - $26.5 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

18.	Deferred tax assets and liabilities

	December 31, 2022	December 31, 2021*
Property and equipment	(360,111)	(432,334)
Intangible assets	(72,032)	(78,888)
Right-of-use assets	7,497	8,025
Employee benefits	23,111	43,821
Provisions	53,818	57,961
Tax losses	5,686	10,272
Other	892	(2,917)
Net deferred tax liabilities	(341,139)	(394,060)
Presented as:
Deferred tax assets	27,047	29,695
Deferred tax liabilities	(368,186)	(423,755)
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
Movement in temporary differences during the year:

	Balance	Recognized	Recognized	Disposal	Acquired	Balance
	December 31,	in income	directly	of	in business	December 31,
	202 1*	or loss	in equity	business	combinations	202 2
Property and equipment	(432,334)	1,397	7,194	67,442	(3,810)	(360,111)
Intangible assets	(78,888)	8,231	1,956	8,490	(11,821)	(72,032)
Long-term debt	8,025	(31)	(497)	-	-	7,497
Employee benefits	43,821	6,711	(27,421)	-	-	23,111
Provisions	57,961	(4,466)	406	(1,490)	1,407	53,818
Tax losses	10,272	(4,058)	(545)	-	17	5,686
Other	(2,917)	696	2,755	-	358	892
Net deferred tax liabilities	(394,060)	8,480	(16,152)	74,441	(13,848)	(341,139)

* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

	Balance	Recognized	Recognized	Disposal	Acquired	Balance
	December 31,	in income	directly	of	in business	December 31,
	202 0	or loss	in equity	business	combinations *	202 1
Property and equipment	(178,087)	(182)	1,402	-	(255,467)	(432,334)
Intangible assets	(73,496)	6,443	(790)	-	(11,045)	(78,888)
Long-term de b t	4,852	3,158	15	-	-	8,025
Employee benefits	10,634	3,124	13,384	-	16,679	43,821
Provisions	15,151	14,499	13	-	28,298	57,961
Tax losses	94	(237)	(210)	-	10,625	10,272
Other	(108)	(892)	(1,917)	-	-	(2,917)
Net deferred tax liabilities	(220,960)	25,913	11,897	-	(210,910)	(394,060)

* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

19.	Share capital and other components of equity
The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.
The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.
The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the Directors who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such

35

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders, the holders of the preferred shares of each series are entitled to receive, with priority over the common shares and any other shares ranking junior to the preferred shares of the Company, an amount equal to the redemption price for such shares, plus an amount equal to any dividends declared thereon but unpaid and not more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.
The following table summarizes the number of common shares issued:

(in number of shares)	Note	2022	2021
Balance, beginning of year		92,152,893	93,397,985
Repurchase and cancellation of own shares		(6,368,322)	(2,157,862)
Stock options exercised	21	754,988	912,770
Balance, end of period		86,539,559	92,152,893
The following table summarizes the share capital issued and fully paid:

	2022	2021
Balance, beginning of year	1,133,181	1,120,049
Repurchase and cancellation of own shares	(68,536)	(23,449)
Cash consideration of stock options exercised	16,502	20,114
Ascribed value credited to share capital on stock options exercised, net of tax	6,298	6,210
Issuance of shares on settlement of RSUs, net of tax	1,784	10,257
Balance, end of year	1,089,229	1,133,181
Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2022 and ending on November 1, 2023, the Company is authorized to repurchase for cancellation up to a maximum of 6,370,199 of its common shares under certain conditions. As at December 31, 2022, and since the inception of this NCIB, the Company has repurchased and cancelled 436,820 shares.
During 2022, the Company repurchased 6,368,322 common shares at a weighted average price of $89.19 per share for a total purchase price of $568.0 million relating to the NCIB. During 2021, the Company repurchased 2,157,862 common shares at a weighted average price of $91.83 per share for a total purchase price of $198.2 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $499.4 million (2021 – $174.7 million) was charged to retained earnings as share repurchase premium.
Contributed surplus
The contributed surplus account is used to record amounts arising on the issue of equity-settled share-based payment awards (see note 21).
Accumulated other comprehensive income (“AOCI”)
At December 31, 2022 and 2021, AOCI is comprised of accumulated foreign currency translation differences arising from the translation of the financial statements of foreign operations, financial assets measured at fair value through OCI, gain or loss on net investment hedge, realized gains on investments and defined benefit plan remeasurement gain or loss.
Dividends
In 2022, the Company declared quarterly dividends amounting to a total of $1.16 per outstanding common share when the dividend was declared (2021 – $0.96) for a total of $102.6 million (2021 - $89.1 million). On February 22, 2023, the Board of Directors approved a quarterly dividend of $0.35 per outstanding common share of the Company’s capital, for an expected aggregate payment of $30.3 million to be paid on April 17, 2023 to shareholders of record at the close of business on March 31, 2023.

36

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

20.	Earnings per share
Basic earnings per share
The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	2022	2021*
Net income	823,232	754,405
Issued common shares, beginning of period	92,152,893	93,397,985
Effect of stock options exercised	314,112	593,740
Effect of repurchase of own shares	(3,107,423)	(937,480)
Weighted average number of common shares	89,359,582	93,054,245

Earnings per share – basic (in dollars)	9.21	8.11
* Recasted
in fiscal 2022 for adjustments made to
 provisional amounts of UPS Freight prior year’s business combination (see note 5d))
Diluted earnings per share
The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	2022	2021	*
Net income	823,232	754,405
Weighted average number of common shares	89,359,582	93,054,245
Dilutive effect:
Stock options and restricted share units	1,898,097	2,281,778
Weighted average number of diluted common shares	91,257,679	95,336,023

Earnings per share - diluted (in dollars)	9.02	7.91
* Recasted
in fiscal 2022 for adjustments made to
 provisional amounts of UPS Freight prior year’s business combination (see note 5d))
As at December 31, 2022, no stock options were excluded from the calculation of diluted earnings per share (2021 – nil) as none were deemed to be anti-dilutive.
The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

21.	Share-based payment arrangements
Stock option plan (equity-settled)
The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)		2022		2021
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of year	2,061	25.70	2,982	24.65
Exercised	(755)	21.84	(913)	22.30
Forfeited	(4)	40.41	(8)	23.70
Balance, end of year	1,302	27.89	2,061	25.70
Options exercisable, end of year	1,273	27.60	1,705	24.27

37

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The following table summarizes information about stock options outstanding and exercisable at December 31, 2022:

(in thousands of options and in dollars)	Options outstanding			Options
				exercisable
Exercise prices	Number of options	Weighted average remaining contractual life (in years	)	Number of options
18.83	128	0.6		128
26.82	164	1.1		164
23.70	325	2.1		325
30.71	607	3.2		607
40.41	78	4.6		49
	1,302	2.5		1,273
Of the options outstanding at December 31, 2022, a total of 1,106,883 (2021 – 1,669,767) are held by key management personnel.
The weighted average share price at the date of exercise for stock options exercised in 2022 was $99.32 (2021 – $87.65).
In 2022, the Group recognized a compensation expense of $0.4 million (2021 - $1.0 million) with a corresponding increase to contributed surplus.
No stock options were granted during 2022 and 2021 under the Company’s stock option plan.
Deferred share unit plan for board members (cash-settled)
The Company offers a deferred share unit (“DSU”) plan for its board members. Under this plan, until December 31, 2020, board members may elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	2022	2021
Balance, beginning of year	306,554	373,926
Paid	-	(71,709)
Dividends paid in units	3,574	4,337
Balance, end of year	310,128	306,554
In 2022, the Group recognized, as a result of the cash-settled director compensation plan, a compensation expense of $
1.2
million (2021 – $
1.1
million).
In personnel expenses, the Group recognized a mark-to-market gain on DSUs of $
1.3
million (2021 – loss of $
22.9
million).

As at December 31, 2022, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $
31.0
million (2021 – $
34.4
million).
Effective

January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts are paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation are awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year.
Performance contingent restricted share unit and performance share unit plans (equity-settled)
The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.
Restricted share units
On February 7, 2022, the Company granted a total of 63,404 RSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date

38

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $98.27 per unit.
On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan of which 10,815 were granted to the directors of the Company under

the new director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit.
On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.
On April 27, 2021, the Company granted a total of 12,924 RSUs under the Company’s equity incentive plan of which 12,924 were granted to the directors of the Company under the new director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The RSUs vest on April 30, 2022. The fair value of the RSUs granted was $77.32 per unit.
On December 20, 2021, the Company granted a total of 34,221 RSUs under the Company’s equity incentive plan of which 34,221 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The RSUs vest on April 30, 2022. The fair value of the RSUs granted was $103.66 per unit.
The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)		2022		2021
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Balance, beginning of year	272	54.27	299	31.54
Granted	74	96.04	125	80.29
Reinvested	3	60.68	4	37.90
Settled	(49)	93.80	(153)	30.70
Settled on sale of business	(15)	44.19	-	-
Forfeited	(13)	71.13	(3)	53.12
Balance, end of year	272	58.33	272	54.27
The following table summarizes information about RSUs outstanding and exercisable as at December 31, 2022:

(in thousands of RSUs and in dollars)	RSUs outstanding
Grant date fair value	Number of RSUs	Remaining contractual life (in years)
32.41	131	0.1
83.28	11	0.3
70.59	71	1.1
98.27	59	2.1
	272	0.8
On August 31, 2022, due to the sale of CFI’s truckload, Temp Control and Mexican non-asset logistics businesses, a total of 22,876 RSUs were cancelled (14,630 RSUs settled and 8,246 RSUs forfeited), and the employees were compensated based on the plan terms, which require unvested awards to be forfeited and vested awards to be paid out in cash equal to the fair value of the shares. The weighted average share price at the date of settlement of RSUs was $104.28. The Group expensed the total initial grant date fair value of the settled RSUs and the excess of the price paid over the carrying value of shares, in the amount of $0.8 million, was accounted for as repurchase of an equity interest and charged to retained earnings.
The weighted average share price at the date of settlement of the other RSUs vested in 2022 was $83.28 (2021 – $107.76). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $1.2 million (2021 – $18.9 million), was charged to retained earnings as share repurchase premium.

39

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

In 2022, the Group recognized, as a result of RSUs, a compensation expense of $6.9 million (2021 - $8.2 million) with a corresponding increase to contributed surplus.
Of the RSUs outstanding at December 31, 2022, a total of 171,790 (2021 – 171,222) are held by key management personnel.
Performance share units
On February 7, 2022, the Company granted a total of 63,404 PSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $100.43 per unit as at grant date and $112.71 per unit as at December 31, 2022
On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit as at grant date and $114.35 per unit as at December 31, 2022 (2021 - $105.53 per unit).
The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)		2022		2021
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of year	226	52.25	147	32.41
Granted	63	100.43	78	89.64
Reinvested	3	62.94	3	45.64
Settled	(6)	47.77	-	-
Added due to performance conditions	22	50.87	-	-
Settled on sale of business	(28)	46.85	-	-
Forfeited	(19)	75.59	(2)	41.65
Balance, end of year	261	62.87	226	52.25
The following table summarizes information about PSUs outstanding and exercisable as at December 31, 2022:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	132	0.1
89.64	70	1.1
100.43	59	2.1

	261	0.8
On August 31, 2022, due to the sale of CFI’s truckload, Temp Control and Mexican non-asset logistics businesses, a total of 41,380 PSUs, including 18,504 PSUs added for performance conditions met as per PSU plan terms, were cancelled (28,442 PSUs settled and 12,938 PSUs forfeited), and the employees were compensated based on the plan terms, which require unvested awards to be forfeited and vested awards to be paid out in cash equal to the fair value of the shares. The weighted average share price at the date of settlement of PSUs was $104.28. The Group expensed the total fair value of the settled PSUs and the excess of the price paid over the carrying value of shares, in the amount of $0.8 million, was accounted for as repurchase of an equity interest and charged to retained earnings.
In 2022, the Group recognized, as a result of PSUs, a compensation expense of $7.3 million (2021 - $6.2 million) with a corresponding increase to contributed surplus.
Of the PSUs outstanding at December 31, 2022, a total of 171,790 (2021 – 138,141) are held by key management personnel.

40

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

22.	Materials and services expenses
The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	2022	2021
Independent contractors	3,394,544	2,911,393
Vehicle operation expenses	1,197,647	904,060
	4,592,191	3,815,453

23.	Personnel expenses

	Note	2022	2021
Short-term employee benefits		2,216,769	1,863,907
Contributions to defined contribution plans		9,570	9,323
Current and past service costs related to defined benefit plans	16	116,506	55,437
Termination benefits		6,688	6,053
Equity-settled share-based payment transactions	21	14,648	15,424
Cash-settled share-based payment transactions	21	(1,325)	23,937
		2,362,856	1,974,081
In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.
During 2021, certain legal entities within the Company qualified for the CEWS resulting in a $12.3 million (2022 - nil) subsidy that was recorded and offset against personnel expenses, presented in short-term employee benefits, in the consolidated statement of income.

24.	Finance income and finance costs
Recognized in income or loss:

Costs (income)	2022	2021

Interest expense on long-term debt and amortization of deferred financing fees	52,230	45,953
Interest expense on lease liabilities	13,264	13,521
Interest income	(1,750)	(2,187)
Net change in fair value and accretion expense of contingent considerations	216	1,932
Net foreign exchange loss (gain)	556	(1,471)
Net impact of early repayment of contingent consideration	-	(1,469)
Other financial expenses	15,881	16,739

Net finance costs	80,397	73,018
Presented as:
Finance income	(1,750)	(5,127)
Finance costs	82,147	78,145

25.	Income tax expense
Income tax recognized in income or loss:

	2022	2021

Current tax expense
Current period	263,877	179,821
Adjustment for prior periods	(12,988)	(2,102)
	250,889	177,719

Deferred tax expense (recovery)
Origination and reversal of temporary differences	(19,834)	(27,427)
Variation in tax rate	(242)	175
Adjustment for prior periods	11,596	1,339

	(8,480)	(25,913)

Income tax expense	242,409	151,806

41

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Income tax recognized in other comprehensive income:

	2022			2021
		Tax			Tax
	Before	(benefit )	Net of	Before	(benefit )	Net of
	tax	expense	tax	Tax	expense	tax
Foreign currency translation differences	(10,148)	-	(10,148)	12,960	-	12,960
Defined benefit plan remeasurement gains (losses)	85,184	21,676	63,508	(5,513)	(1,385)	(4,128)
Employee benefit	304	12	292	124	37	87
Loss on net investment hedge	(76,141)	(4,095)	(72,046)	(17,894)	(2,352)	(15,542)
Change in fair value of investment in equity securities	(6,573)	(1,078)	(5,495)	27,803	3,656	24,147
	(7,374)	16,515	(23,889)	17,480	(44)	17,524
Reconciliation of effective tax rate:

		2022		2021 **
Income before income tax		1,065,641		906,211
Income tax using the Company’s statutory tax rate	26.5%	282,395	26.5%	240,146

Increase (decrease) resulting from:
Rate differential between jurisdictions	-0.2%	(2,206)	-0.3%	(2,297)
Variation in tax rate	0.0%	(242)	0.0%	175
Non deductible expenses	0.3%	3,105	0.6%	5,670

Tax deductions and tax exempt income*	-3.8%	(40,172)	-10.2%	(92,355)
Adjustment for prior periods	-0.1%	(1,392)	-0.1%	(763)
Multi-jurisdiction tax	0.1%	921	0.1%	1,230
	22.7%	242,409	16.8%	151,806
* Tax deductions and tax exempt income for 2022 is mainly due to the gain on sale of business recorded on the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses resulting in no taxes. In 2021, tax deductions and tax exempt income is mainly due to the tax exempt bargain purchase gain recorded on the acquisition of UPS
Freight, which was recasted for adjustments to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
** Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))

26.	Financial instruments and financial risk management
Risks
In the normal course of its operations and through its financial assets and liabilities, the Group is exposed to the following risks:

•	credit risk

•	liquidity risk

•	market risk.
This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and processes for managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
Risk management framework
The Group’s management identifies and analyzes the risks faced by the Group, sets appropriate risk limits and controls, and monitors risks and adherence to limits. Risk management is reviewed regularly to reflect changes in market conditions and the Group’s activities.
The Board of Directors has overall responsibility of the Group’s risk management framework. The Board of Directors monitors the Group’s risks through its audit committee. The audit committee reports regularly to the Board of Directors on its activities.
The Group’s audit committee oversees how management monitors and manages the Group’s risks and is assisted in its oversight role by the Group’s internal audit. Internal audit undertakes both regular and ad hoc reviews of risk, the results of which are reported to the audit committee.

42

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

a)	Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from the Group’s trade receivables. The Group grants credit to its customers in the ordinary course of business. Management believes that the credit risk of trade receivables is limited due to the following reasons:

•	There is a broad base of customers with dispersion across different market segments;

•	No single customer accounts for more than 5% of the Group’s revenue;

•	Approximately 85.3% (2021 – 89.7%) of the Group’s trade receivables are not past due or 30 days or less past due;

•	Bad debt expense has been less than 0.2% of consolidated revenues for the last 2 years.
Exposure to credit risk
The Group’s maximum credit exposure corresponds to the carrying amount of the financial assets. The maximum exposure to credit risk at the reporting date was:

	December 31, 2022	December 31, 2021
Trade and other receivables	1,030,726	1,056,023
Impairment losses
The aging of trade and other receivables at the reporting date was:

	Total 2022	Impairment 2022	Total 2021	Impairment 2021
Not past due	696,357	1,124	772,077	462
Past due 1 – 30 days	184,907	2,904	178,641	2,732
Past due 31 – 60 days	83,676	8,712	63,634	8,195
Past due more than 60 days	94,824	16,298	68,988	15,928
	1,059,764	29,038	1,083,340	27,317
The movement in the allowance for expected credit loss in respect of trade and other receivables during the year was as follows:

	2022	2021
Balance, beginning of year	27,317	11,528
Business combinations	127	9,561
Sale of business	(1,914)	-
Bad debt expenses	19,644	10,854
Amount written off and recoveries	(14,129)	(4,372)
Effect of movements in exchange rates	(2,007)	(254)
Balance, end of year	29,038	27,317

b)	Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
Cash inflows and cash outflows requirements from Group’s entities are monitored closely and separately to ensure the Group optimizes its cash return on investment. Typically, the Group ensures that it has sufficient cash to meet expected operational expenses; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted. The Group monitors its short and medium-term liquidity needs on an ongoing basis using forecasting tools. In addition, the Group maintains revolving facilities, which have $911.8 million availability as at December 31, 2022 (2021 - $747.6 million) and an additional $185.8 million credit available (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement (2021 - $198.9 million, CAD $245 million and USD $5 million).

43

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The following are the contractual maturities of the financial liabilities, including estimated interest payment:

	Carrying	Contractual	Less than	1 to 2	2 to 5	More than
	amount	cash flows	1 year	years	years	5 years

2022

Trade and other payables	708,768	708,768	708,768	-	-	-
Long-term debt	1,315,757	1,659,085	80,916	268,727	229,969	1,079,473
Other financial liability	8,775	8,775	8,775	-	-	-
	2,033,300	2,376,628	798,459	268,727	229,969	1,079,473

2021 *

Trade and other payables	861,908	861,908	861,908	-	-	-
Long-term debt	1,608,094	1,896,085	404,454	283,736	463,538	744,357
Other financial liability	8,674	8,674	1,561	7,056	57	-

	2,478,676	2,766,667	1,267,923	290,792	463,595	744,357
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
It

is not expected that the contractual cash flows could occur significantly earlier, or at significantly different amounts.

c)	Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
The Group buys and sell derivatives, periodically, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group’s management and it does not use derivatives for speculative purposes.

d)	Currency risk
The Group is exposed to currency risk on financial assets and liabilities, sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. Primarily the Canadian entities are exposed to U.S. dollars and entities having a functional currency other than the Canadian dollars (foreign operations) are not significantly exposed to currency risk. The Group mitigates and manages its future USD cash flow by creating offsetting positions through the use of foreign exchange contracts periodically and USD debt.
To mitigate its financial net liabilities exposure to foreign currency risk related to Canadian entities, the Group designated a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge.
The Group’s financial assets and liabilities exposure to foreign currency risk related to Canadian entities was as follows based on notional amounts:

	2022	2021

Trade and other receivables	50,732	50,192
Trade and other payables	(8,301)	(4,804)
Long-term debt	(1,079,774)	(903,556)

Balance sheet exposure	(1,037,343)	(858,168)
Long-term debt designated as investment hedge	1,080,000	900,000

Net balance sheet exposure	42,657	41,832
The Group estimates its annual net USD denominated cash flow from operating activities at approximately $710 million (2021 - $720 million). This cash flow is earned evenly throughout the year.
The following exchange rates applied during the year:

	December 31, 2022	December 31, 2021

Average USD for the year ended	1.3013	1.2535
Closing USD as at	1.3554	1.2637

44

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Sensitivity analysis
A 1-cent increase in the U.S. dollar at the reporting date, assuming all other variables, in particular interest rates, remain constant, would have increased (decreased) equity and income or loss by the amounts shown below. The analysis is performed on the same basis for 2021.

	2022		2021
	1-cent	1-cent	1-cent	1-cent
	Increase	Decrease	Increase	Decrease
Balance sheet exposure	(7,653)	7,653	(6,791)	6,791
Long-term debt designated as investment hedge	7,968	(7,968)	7,122	(7,122)
Net balance sheet exposure	315	(315)	331	(331)

e)	Interest rate risk
The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by periodically entering into interest rate swaps, although no
interest rate swaps w
ere
 in effect during 2022.
At December 31, 2022 and 2021, the interest rate profile of the Group’s carrying amount interest-bearing financial instruments excluding the effects of interest rate derivatives was:

	2022	2021
Fixed rate instruments	1,315,757	1,044,244
Variable rate instruments	-	563,850
	1,315,757	1,608,094
The fair value of the interest rate swaps has been estimated using industry standard valuation models which use rates published on financial capital markets, adjusted for credit risk.
Fair value sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate financial liabilities at fair value through income or loss. Therefore a change in interest rates at the reporting date would not affect income or loss.
Cash flow sensitivity analysis for variable rate instruments
A 1% change in interest rates at the reporting date would have increased (decreased) equity and net income or net loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2021
.

	2022		2021
	1% increase	1% decrease	1% increase	1% decrease
Interest on variable rate instrument	-	-	(4,156)	4,156

f)	Capital management
For the purposes of capital management, capital consists of share capital and retained earnings of the Group. The Group’s objectives when managing capital are:

•	To ensure proper capital investment in order to provide stability and competitiveness to its operations;

•	To ensure sufficient liquidity to pursue its growth strategy and undertake selective acquisitions;

•	To maintain an appropriate debt level so that there are no financial constraints on the use of capital; and

•	To maintain investors, creditors and market confidence.
The Group seeks to maintain a balance between the highest returns that might be possible with higher level of borrowings and the advantages and security by a sound capital position.

45

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

The Group monitors its long-term debt using the ratios below to maintain an appropriate debt level. The Group’s debt-to-equity and debt-to-capitalization ratios are as follows:

	2022	2021*
Long-term debt	1,315,757	1,608,094
Shareholders’ equity	2,463,070	2,310,355
Debt-to-equity ratio	0.53	0.70
Debt-to-capitalization ratio 1	0.35	0.41
1
Long-term debt divided by the sum of shareholders’ equity and long-term debt.
* Recasted
in fiscal 2022 for adjustments made to
 provisional amounts of UPS Freight prior year’s business combination (see note 5d))
There were no changes in the Group’s approach to capital management during the year.
The Group’s credit facility agreement requires monitoring two ratios on a quarterly basis. The first is a ratio of total debt plus letters of credit and some other long-term liabilities less cash (unrestricted cash for the credit facility and cash up to $100 million for the unsecured senior notes) to net income or loss before finance income and costs, income tax expense (recovery), depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets (“Adjusted EBITDA”). The second is a ratio of adjusted earnings before interest, income taxes, depreciation and amortization and rent expense (“EBITDAR”), and, including last twelve months adjusted EBITDAR from acquisitions to interest and net rent expenses. These ratios are measured on a consolidated last twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16 leases. These ratios must be kept below a certain threshold so as not to breach a covenant in the Group’s syndicated bank. At December 31, 2022 and 2021, the Group was in compliance with its financial covenants.
Management believes that the Group has sufficient liquidity to continue both its operations as well as its acquisition strategy.
Upon maturity of the Group’s long-term debt, the Group’s management and its Board of Directors will assess if the long-term debt should be renewed at its original value, increased or decreased based on the then required capital need, credit availability and future interest rates.

g)	Accounting classification and fair values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position, are as follows:

	December 31, 2022		December 31, 2021 *

	Carrying	Fair	Carrying	Fair

	Amount	Value	Amount	Value

Financial assets

Assets carried at fair value

Investment in equity securities	85,964	85,964	31,391	31,391

Assets carried at amortized cost

Trade and other receivables	1,030,726	1,030,726	1,056,023	1,056,023

	1,116,690	1,116,690	1,087,414	1,087,414

Financial liabilities

Liabilities carried at fair value

Other financial liability	19,657	19,657	18,599	18,599

Liabilities carried at amortized cost

Trade and other payables	708,768	708,768	861,908	861,908

Long-term debt	1,315,757	1,300,591	1,608,094	1,378,813

	2,044,182	2,029,016	2,488,601	2,259,320
* Recasted in fiscal 2022 for adjustments made to provisional amounts of UPS Freight prior year’s business combination (see note 5d))
Interest

rates used for determining fair value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at December 31 plus an adequate credit spread, and were as follows:

	2022	2021

Long-term debt	3.4%	2.1%

46

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2022 AND 2021

Fair value hierarchy
Group’s financial assets and liabilities recorded at fair value on a recurring basis are investment in equity securities discussed above. Investment in equity securities include Level 1 investments that are marked to market with the publicly traded information as at December 31, 2022. The remaining investment in equity securities is measured using level-3 inputs of the fair value hierarchy.

27.	Contingencies, letters of credit and other commitments

a)	Contingencies
There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit
As at December 31, 2022, the Group had $66.8 million of outstanding letters of credit (2021 - $47.4 million).

c)	Other commitments
As at December 31, 2022, the Group had $149.8 million of purchase commitments (2021 – $75.1 million) and $13.9 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (2021 – $13.2 million).

28.	Related parties
Parent and ultimate controlling party
There is no single ultimate controlling party.
Although the shares of the Company are widely held, certain institutional investors hold meaningful positions.
Transactions with key management personnel
Board members of the Company, executive officers and top managers of major Group’s entities are deemed to be key management personnel. There were no other transactions with key management personnel other than their respective compensation.
Key management personnel compensation
In addition to their salaries, the Company also provides non-cash benefits to board members and executive officers.
Executive officers also participate in the Company’s stock option and performance contingent restricted share unit and performance share unit plans and board members are entitled to deferred share units, as described in note 2
1
. Costs incurred for key management personnel in relation to these plans are detailed below.
Key management personnel compensation comprised:

	2022	2021

Short-term benefits	16,858	14,427

Post-employment benefits	800	793

Equity-settled share-based payment transactions	10,874	11,031

	28,532	26,251

29.	Subsequent events
Subsequent to year end the Company acquired

three
businesses for a cash total of
 $68.8
million and contingent consideration remaining to be evaluated, including the
Axsun Group.

47